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                              ARTICLES OF AMENDMENT

Article I. Name

The name of this Florida corporation is Magic Concerts Promotions, Inc.

Article II. Amendment

     The Articles of Incorporation of the Corporation are amended so that the name of the Corporation is changed from Magic Concerts Promotions, Inc. to Magicworks Concerts, Inc.

Article III. Date Amendment Adopted

The amendment set forth in these Articles of Amendment was adopted on the date shown below.

Article IV Shareholder Approval of Amendment

The amendment set forth in these Articles of Amendment was proposed by the Corporation's Board of Directors and approved by the shareholders by a vote sufficient for approval of the amendment.

The undersigned executed this document on the date shown below.

Magic Concerts Promotions. Inc.

By:       /s/ Steve Chaby
Print Name: Steve Chaby
Print Title: Vice President

Corporate Creations International Inc.
8893 North Military Trail, Suite 202D
Palm Beach Gardens FL 33410-0288
(561) 694-8107